UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

AutoWeb, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05335B100

(CUSIP Number)

DANIEL M. NEGARI

2121 E. Tropicana Avenue, Suite 2

Las Vegas, Nevada 89119

(702) 900-2999

STEVE WOLOSKY, ESQ

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05335B100

1	NAME OF REPORTING PERSON

The 1 8 999 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 05335B100

1	NAME OF REPORTING PERSON

Daniel M. Negari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

133
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 05335B100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Negari were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 133 Shares directly owned by Mr. Negari is approximately $485, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated to read as follows:

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon 14,051,149 Shares outstanding as of May 13, 2022, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

As of the date hereof, the 18999 Trust directly beneficially owned 0 Shares, constituting 0% of the outstanding Shares.

As of the date hereof, Mr. Negari directly owned 133 Shares, constituting less than 1% of the outstanding Shares.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2. All of such transactions were effected in the open market.

(e)       On May 17, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

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CUSIP No. 05335B100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2022

The 1 8 999 Trust

By:	/s/ Daniel M. Negari
	Name:	Daniel M. Negari
	Title:	Trustee

/s/ Daniel M. Negari
Daniel M. Negari

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CUSIP No. 05335B100

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE 1 8 999 TRUST

Sale of Common Stock	(908,112)	0.8441[1]	05/17/2022

1 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $0.7600 to $1.0700. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.